[redacted]

14048781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 68603 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olivetree USA, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 W 54th Street
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bell — 646 499-8050
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name* )

| 135 West 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, David Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olivetree USA, LLC, as of 31-Dec ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Olivetree USA, LLC
**(A Wholly-Owned Subsidiary of Olivetree Securities Limited)**

**Statement of Financial Condition**
**December 31, 2013**

# Olivetree USA, LLC
## Contents
### Year Ended December 31, 2013


| | Page(s) |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statements** | |
| Statement of Financial Condition | 2 |
| Notes to Financial Statements | 3–5 |

MAZARS

WeiserMazars

# Independent Auditors' Report

To the Member
Olivetree USA, LLC

We have audited the accompanying financial statement of Olivetree USA, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Olivetree USA, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 28, 2014

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

**Olivetree USA, LLC**

**Statement of Financial Condition**
**December 31, 2013**

| | |
|---|---|
| **Assets** | |
| Cash | $ 400,912 |
| Due from clearing broker | 37,126 |
| Due from a related party | 535,029 |
| Prepaid expenses | 20,348 |
| Fixed assets, net of accumulated depreciation | 49,217 |
| Other assets | 20,474 |
| **Total assets** | $ 1,063,106 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **Liabilities** | |
| Accrued expenses and other payables | $ 112,748 |
| **Member's Equity** | 950,358 |
| **Total liabilities and member's equity** | $ 1,063,106 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Olivetree USA, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Securities Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company distributes, to U.S. institutional investors and other U.S. registered broker dealers, the research of its Parent, a financial services firm authorized and regulated under the UK Financial Services Authority. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and ADRs. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and introduces resulting transactions to a domestic U.S. clearing broker for clearance.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

### Fixed Assets
Fixed assets are stated at cost less accumulated depreciation except certain artworks. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for computer and equipment and furniture and fixtures range from five to seven years. The estimated useful life for leasehold improvements is the remaining term of the Company's lease or the life of the improvement, whichever is shorter.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

### Revenue and Expense Recognition
Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. Research fees received in return for a research product, either directly from clients or from brokers, are recorded when services are rendered.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Income Taxes**
The Company has elected to be treated as a corporation for federal and state income tax_purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

## 3. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2013, the Company has a receivable of $37,126 from the clearing broker. As of December 31, 2013, the Parent has a deposit with the clearing broker of 500,000 in British Pounds.

## 4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2013 is as follows:

| | |
|---|---|
| Office equipment | $ 98,642 |
| Less accumulated depreciation | (49,425) |
| | $ 49,217 |

## 5. Commitments

In November 2010, the Company entered into an operating sublease agreement with the commencement date of January 1, 2011 for its office space. This operating sublease was due to expire on December 31, 2013 but was extended during 2013 and will now expire November 29, 2014.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2013 approximated $100,000 in 2014.

## 6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

## 7. Related Party Transactions

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. In accordance with the Agreement, the Parent charged $101,475 to the Company for execution and support costs. In addition, the Company provided research distribution services to the Parent, for which the Company charged the Parent. As of December 31, 2013, the Company has a receivable from the Parent in the amount of $535,029.

## 8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2013, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $591,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance went from approximately $714,000 to $591,000 during 2013.

As of December 31, 2013, the Company had net operating loss carryforwards of approximately $1,003,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2031 through 2032.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2013. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

## 9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital equal to $250,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital. At December 31, 2013, the Company had net capital of $325,289, which exceeded the regulatory requirement by $75,289. At December 31, 2013, ratio of aggregate indebtedness to net capital is 0.35 to 1.

## 10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the date the financial statements were available for issuance.